UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-41887

Linkage Global Inc

2-23-3 Minami-Ikebukuro, Toshima-ku
Tokyo, Japan 171-0022

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On April 14, 2025, Mr. Zhihua Wu (“Mr. Wu”) notified Linkage Global Inc (the “Company”) of his resignation as the chief executive officer (the “CEO”) of the Company, effective on April 14, 2025. Mr. Wu has advised that his resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company. Mr. Wu will remain as the chairman and a member of the board of directors (the “Board”) of the Company.

To fill in the vacancy created by the resignation of Mr. Wu as the CEO of the Company, on April 15, 2025, the Board appointed Ms. Yang (Angela) Wang (“Ms. Wang”) to serve as the new CEO of the Company, effective on April 15, 2025.

Ms. Wang has demonstrated financial expertise, project management skills, and effective leadership in various organizations and industries throughout her career. Since March 2025, she has been serving as a vice president at Vessel Global Capital, where she was responsible for evaluating prospective IPO readiness consulting cases and managing IPO and de-SPAC transactions. Since March 2024, she has been serving as a board secretary at Hudson Acquisition I Corp, where she was responsible for SEC compliance issues and board communications. Since January 2021, she has been serving as an adjunct lecturer at Baruch College. From May 2023 to March 2024, she served as an executive assistant at New York Standard Capital, where she was responsible for assisting the chief executive officer in developing Fintech financing models and account management. From October 2018 to January 2021, she served as a chief operation officer at DC Power Share, where she was responsible for administration and business development in the Tri-State area. From January 2020 to May 2021, she was a licensed agent at New York Life, where she was responsible for marketing life and health insurance to small business owners. From September 2012 to September 2018, she was a founder and chief executive officer at LYCW.INC, where she was responsible for establishing partnership with realtors, property management offices, and group renters. Ms. Wang obtained her bachelor’s degree in Chinese literature and linguistics from Peking University in June 2011 and master’s degree in social work from Columbia University in May 2015.

There are no family relationships between Ms. Wang and any director or executive officer of the Company. To the best knowledge of the Company, there is no understanding or arrangement between Ms. Wang and any other person pursuant to which she was appointed as the CEO of the Company. Additionally, there have been no transactions in the past two years to which the Company or any of its subsidiaries or affiliates was or is to be a party, in which Ms. Wang had, or will have, a direct or indirect material interest. Ms. Wang entered into an employment agreement with the Company, which establishes certain terms and conditions governing her service to the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Linkage Global Inc

Date: April 15, 2025	By:	/s/ Zhihua Wu
	Name:	Zhihua Wu
	Title:	Director, and Chairman of the Board of Directors

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